05005348

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

January 15, 2005

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

RECEIVED
2005 JAN 24 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 35	January 15, 2005	Disclosure of Shareholding Pattern
2	Clause 49	January 15, 2005	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

VINOD AMBANI
PRESIDENT AND COMPANY SECRETARY

Encl : a/a

PROCESSED
JAN 26 2005
THOMSON FINANCIAL

dw 1/26

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

January 15, 2005

MS. CHITRA SEKHAR (DCS-CRD)
THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

SCRIP CODE : 500325

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

Dear Sir/Madam,

Sub : **Distribution of shareholding as on quarter ended 31st December, 2004.**

We send herewith distribution of shareholding of the Company for the quarter ended 31st December, 2004, in terms of Clause 35 of the Listing Agreement.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**

VINOD AMBANI
PRESIDENT AND COMPANY SECRETARY

Encl : a/a

RELIANCE INDUSTRIES LIMITED

DISTRIBUTION OF SHAREHOLDING

	CATEGORY	AS ON 31.12.2004	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters**		
	Petroleum Trust (through Trustees for sole beneficiary - M/s Reliance Industrial Investments and Holdings)	17 63 34 253 *	12.63
	Foreign Promoters		
2	**Persons acting in concert**	47 53 25 406	34.04
	Sub-Total	**65 16 59 659**	**46.67**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	2 38 62 955	1.71
b	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/	9 72 88 113	6.97
	Non-Government Institutions)		
c	FIIs	32 06 93 861	22.97
	Sub-Total	**44 18 44 929**	**31.64**
4	**Others**		
a	Private Corporate Bodies	2 33 69 229	1.67
b	Indian Public	18 21 60 325	13.05
c	NRIs/OCBs	1 16 93 333	0.84
d	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	8 56 50 061	6.13
	Sub-Total	**30 28 72 948**	**21.69**
	GRAND TOTAL	**139 63 77 536**	**100.00**

* Excludes 3,71,107 shares held by non-promoter directors and their relatives but included under "Others" category.

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

		AS ON 31.12.2004	
	CATEGORY	NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	PROMOTERS HOLDING		
1	Promoters		
	Petroleum Trust (through Trustees for sole beneficiary - M/s Reliance Industrial Investments and Holdings)	10 46 60 154	7.50
2	Persons acting in concert		
a	Sanchayita Mercantile Private Limited	3 42 59 091	2.45
b	Reliance Enterprises Limited	3 15 20 000	2.26
c	Florentine Trading Private Limited	2 61 15 686	1.87
d	Velocity Trading Private Limited	2 46 06 830	1.76
e	Madhuban Merchandise Private Limited	2 43 50 000	1.74
f	Ornate Traders Private Limited	1 95 67 290	1.40
g	Reliance Polyolefins Private Limited	1 90 90 909	1.37
h	Tresta Trading Private Limited	1 65 47 904	1.19
I	Amur Trading Private Limited	1 65 10 300	1.18
j	Yangste Trading Private Limited	1 62 30 869	1.16
k	Reliance Aromatics and Petrochemicals Private Limited	1 60 29 090	1.15
l	Reliance Energy and Project Development Private Limited	1 60 29 090	1.15
m	Reliance Capital Limited	1 64 73 678	1.18
n	Reliance Chemicals Private Limited	1 45 68 372	1.04
B	NON-PROMOTERS HOLDING		
3	Institutional Investors		
a	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	6 24 51 818	4.47
	Administrator of the Specified undertaking of the Unit Trust of India	1 56 01 170	1.12
b	FIIs		
	Merrill Lynch Capital Markets Espana S.A. Svb	2 27 65 394	1.63
	Government of Singapore	1 69 07 242	1.21
	HSBC Global Investment Funds A/c HSBC Global Investment Funds Mauritius Ltd.	1 65 67 654	1.19
	Goldman Sachs Investments (Maruitius) I Ltd.	1 59 20 739	1.14
4	Others		
	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	8 56 50 061	6.13

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO	CATEGORY	AS ON 31.12.2004	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	32 06 93 861	22.97
2	NRIs/OCBs	1 16 93 333	0.84
3	GDRs	8 56 50 061	6.13

NOTE :- 3 The Company is posting the above information on its website.

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Phones : 3032 5000 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

January 15, 2005

MS. NEHA GADA (DCS-CRD)
THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

SCRIP CODE : 500325

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

Dear Sir/Madam,

Sub : **Compliance with Clause 49 of the Listing Agreement**

In terms of the Clause 49 of the Listing Agreement, we are attaching status on Corporate Governance for the quarter ended 31st December, 2004.

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LTD.**

VINOD AMBANI
PRESIDENT AND COMPANY SECRETARY

Encl : a/a

QUARTERLY COMPLIANCE REPORT ON CORPORATE GOVERNANCE FOR THE QUARTER ENDED ON 31ST DECEMBER, 2004

PARTICULARS	CLAUSE OF LISTING AGREEMENT	COMPLIANCE	REMARKS
1	2	3	4
Board of Directors	49 I	YES	-
Audit Committee	49 II	YES	The Committee has been duly constituted. The Committee on an ongoing basis reviews during the year the terms of reference specified by the Board.
Shareholders/ Investors Grievance Committee	49 VI (C)	YES	The Committee meets periodically and looks into investors' grievances.
Remuneration of Directors	49 III	YES	Remuneration Committee has been duly constituted by the Board. The Committee determines and approves the Remuneration payable to the Wholetime & Managing Directors of the Company.
Board Procedures	49 IV	YES	Compliances are met / shall be met on a continuous basis.
Management	49 V	YES	Management Discussion and Analysis Report for the year ended 31st March, 2004 already furnished in the Annual Report for the year 2003-2004 and for the current financial year it will be complied with in the annual report for the year 2004-2005.
Shareholders	49 VI	YES	-
Report on Corporate Governance	49 VII	YES	Corporate Governance Report for the year ended 31st March, 2004 already furnished in the Annual Report for the year 2003-2004 and for the current financial year it will be complied with in the Annual Report for the year 2004-2005.